The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

April 2, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Kevin Rupert, Esq.

Re:	Triangle Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-175160

(the “Registration Statement”)

Dear Mr. Rupert:

Triangle Capital Corporation (the “Company”) filed Post-Effective Amendment No. 6 to the Registration Statement (“Post-Effective Amendment No. 6”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on April 2, 2013. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of the Company’s common stock, preferred stock, units, subscription rights, debt securities, or warrants representing rights to purchase shares of the Company’s common stock, preferred stock or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 6 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 6 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 2 to the Registration Statement filed on October 18, 2011 that was declared effective on October 21, 2011 (the “Old Registration Statement”). Post-Effective Amendment No. 6 has been updated primarily to include the audited financial statements for the year-ended December 31, 2012, compensation information of the Company’s management and Board of Directors and related information for the year ended December 31, 2012. Additionally, Post-Effective Amendment No. 6 updates certain items in the Old Registration Statement, and such items have already been included in filings made pursuant to the Securities Exchange Act of 1934, including prospectus supplements filed since the Old Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (901) 543-5918 or via email at hwbrown@bassberry.com.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown

bassberry.com